WINDELS MARX LANE & MITTENDORF, LLP

156 [redacted]

02015049

David Orlin
Direct Dial: (212) 237-1174
Fax (212) 237-1212
e-mail: dorlin@windelsmarx.com

SUPPL

NEW BRUNSWICK, NJ
STAMFORD, CT
BONITA SPRINGS, FL

[redacted]

October 25, 2001

FEB 08 2002

Return Receipt Requested
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: BHP Billiton Plc - File No. 82-4647
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following documents have been released to the public by BHP Billiton Plc, a public limited liability company incorporated under the laws of England and Wales, and are being furnished to the Securities and Exchange Commission (the "Commission") on behalf of BHP Billiton Plc pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"):

1. Press Release – BHP Billiton Plc – Notification of interests of directors – dated 2 October 2001.

2. Press Release – BHP Billiton Plc – Notification of interests of directors – dated 3 October 2001.

3. Press Release – BHP Billiton Plc -- Notification of interests of directors – dated 4 October 2001.

4. Press Release – BHP Billiton Plc – Notification of interests of directors – dated 5 October 2001.

5. Press Release – BHP Billiton Plc – Notification of interests of directors – dated 8 October 2001.

6. Press Release – BHP Billiton Plc –Director Resigns – Ron McNeilley – dated 16 October 2001.

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

dlw 2/12

7. Press Release – BHP Billiton Plc – Notification of major interests in shares – dated 22 October 2001.

8. Press Release – BHP Billiton Plc –AGM Final Poll Results – 22 October 2001.

The documents enclosed herewith are being furnished with the understanding that they will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such documents shall not constitute an admission for any purpose that BHP Billiton Plc is subject to the Exchange Act.

Very truly yours,

DO/eb
Enclosures

Issued by: BHP Billiton Plc

To: Company Announcements Office: Announcement

Fax No: 020 7588 6057

Date: 2 October 2001

AVS No: 670998

For Release: 7.00 a.m., 3 October 2001

Contact: Ines Watson **020 7747 3976**

Notification of interests of directors

BHP Billiton announces that on 1 October 2001 Billiton ESOP Trustees Limited, as trustee of the Billiton Employee Share Ownership Trust, transferred 17,181 ordinary shares of US$0.50 in BHP Billiton Plc to a participant of the Company's Restricted Share Scheme. BHP Billiton was notified of the transaction on 2 October 2001.

Following the above transfer Messrs P M Anderson, B P Gilbertson and R J McNeilly have an interest in the balance held by the Trust of 704,279 shares as beneficiaries of the Trust.

Ends

Issued by: BHP Billiton Plc

To: Company Announcements Office: Announcement

Fax No: 020 7588 6057

Date: 3 October 2001

AVS No: 350672

For Release: 7.00 a.m., 4 October 2001

Contact: Ines Watson 020 7747 3976

Notification of interests of directors

BHP Billiton announces that on 2 October 2001 Billiton ESOP Trustees Limited, as trustee of the Billiton Employee Share Ownership Trust, transferred 4,288 ordinary shares of US$0.50 in BHP Billiton Plc to a participant of the Company's Restricted Share Scheme. BHP Billiton was notified of the transaction on 3 October 2001.

Following the above transfer Messrs P M Anderson, B P Gilbertson and R J McNeilly have an interest in the balance held by the Trust of 699,991 shares as beneficiaries of the Trust.

Ends

Issued by: BHP Billiton Plc

To: Company Announcements Office: Announcement

Fax No: 020 7588 6057

Date: 4 October 2001

AVS No: 098039

For Release: 7.00 a.m., 5 October 2001

Contact: Ines Watson 020 7747 3976

Notification of interests of directors

BHP Billiton announces that on 3 October 2001 Billiton ESOP Trustees Limited, as trustee of the Billiton Employee Share Ownership Trust, purchased 285 ordinary shares of US$0.50 in BHP Billiton Plc. BHP Billiton was notified of the transaction on 4 October 2001.

Following the above transfer Messrs P M Anderson, B P Gilbertson and R J McNeilly have an interest in the balance held by the Trust of 700,276 shares as beneficiaries of the Trust.

Ends

Issued by: BHP Billiton Plc

To: Company Announcements Office: Announcement

Fax No: 020 7588 6057

Date: 5 October 2001

AVS No: 007256

For Release: 7.00 a.m., 8 October 2001

Contact: Ines Watson 020 7747 3976

Notification of interests of directors

BHP Billiton announces that on 17 September 2001 Billiton ESOP Trustees Limited, as trustee of the Billiton Employee Share Ownership Trust, transferred 55,482 ordinary shares of US$0.50 in BHP Billiton Plc to a participant of the Company's Restricted Share Scheme.

BHP Billiton further announces that on 4 October 2001 Billiton ESOP Trustees Limited purchased 9,200 ordinary shares of US$0.50 in BHP Billiton Plc.

BHP Billiton was notified of both of these transactions on 5 October 2001.

Following the above transactions Messrs P M Anderson, B P Gilbertson and R J McNeilly have an interest in the balance held by the Trust of 653,994 shares as beneficiaries of the Trust.

Ends

Issued by: BHP Billiton Plc

To: Company Announcements Office: Announcement

Fax No: 020 7588 6057

Date: 8 October 2001

AVS No: 780741

For Release: 7.00 a.m., 9 October 2001

Contact: Ines Watson 020 7747 3976

Notification of interests of directors

BHP Billiton announces that on 5 October 2001 Billiton ESOP Trustees Limited, as trustee of the Billiton Employee Share Ownership Trust, transferred 50,135 ordinary shares of US$0.50 in BHP Billiton Plc to a participant of the Company's Restricted Share Scheme. BHP Billiton was notified of the transaction on 8 October 2001.

Following the above transactions Messrs P M Anderson, B P Gilbertson and R J McNeilly have an interest in the balance held by the Trust of 603,859 shares as beneficiaries of the Trust.

Ends

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 16 October 2001

Number 20/01

BHP BILLITON DIRECTOR RESIGNS – RON MCNEILLY

BHP Billiton announced Executive Director Global Markets Ron McNeilly would retire from the Board at the conclusion of today's BHP Billiton Limited Annual General Meeting.

Mr McNeilly was appointed to the BHP Board in 1991 and is the Group's longest serving director. He joined BHP as an 18-year old Commercial Trainee and, during 40 years of service to the Company, has acted as the head of Transport, Steel and, more recently, Minerals.

BHP Billiton Chairman Don Argus paid tribute to Mr McNeilly and wished him well for the future. Mr Argus said: "This is an appropriate time for me to thank Ron, on behalf of my Board colleagues and all shareholders, for his service to BHP and, in more recent months, BHP Billiton.

"Ron acted as the Company's Chief Operating Officer during most of 1998 before Paul Anderson joined us. This was a particularly difficult time, made considerably easier by Ron's leadership throughout that period. He assumed responsibility for the Minerals Division in January 1999 and headed that group through to the completion of the merger."

Mr McNeilly will continue to see through his merger integration responsibilities and will leave BHP Billiton at the end of this calendar year. As recently announced, Mr McNeilly will be Deputy Chairman of BHP Steel Limited when that new Company is publicly listed next year.

****

Further news and information can be found on our Internet site: www.bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia

Australia
Dr. Robert Porter, Investor Relations
Tel: + 61 3 9609 3540 Mobile: +61 419 587 456
email: [illegible]

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157 Mobile: +61 418 549 245
email: [illegible]

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: [illegible]

United Kingdom
Marc Gonsalves, Investor Relations & Communications
Tel: +44 20 7747 3956 Mobile: +44 7768 264 950
email: [illegible]

Ariane Gentil, Manager Communications
Tel: +44 20 7747 3977 Mobile: + 44 7881 518 715
email: [illegible]

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 6625 Mobile: +1 713 480 3699
email: [illegible]

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO	119451

All relevant boxes should be completed in block capital letters.

1.	Name of company BHP BILLITON PLC	2.	Name of shareholder having a major interest THE CAPITAL GROUP COMPANIES
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them SEE ATTACHED LIST

5.	Number of shares/amount of stock acquired A NUMBER OF TRANSACTIONS ACCUMULATED IN A NOTIFIABLE EVENT	6.	Percentage of issued class 1%	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class

9.	Class of security ORDINARY US$0.50	10.	Date of transaction 17 OCTOBER 2001	11.	Date company informed 19 OCTOBER 2001

12.	Total holding following this notification 92,937,860	13.	Total percentage holding of issued class following this notification 4.01%
14.	Any additional information	15.	Name of contact and telephone number for queries INES WATSON 020 7747 3976
16.	Name and signature of authorised company official responsible for making this notification *Ines Watson* INES WATSON		

Date of notification 22 October 2001

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

bhpbilliton

22 October 2001

For Announcement to the Market

I advise the following results of the business conducted at the meetings of shareholders of BHP Billiton Limited ("Limited") held on 16 October 2001 and of BHP Billiton Plc ("Plc") held on 19 October 2001.

The final proxy position for each company is detailed in Appendices 1 and 2. As required by the Dual Listed Companies Structure, a poll was conducted on each of the proposed resolutions. Because of the nature of that Structure, the poll results for each company on Joint Electorate Actions are identical, but differ on Class Rights Actions.

The poll results were:

Business	Votes For	Votes Against	Votes Abstain	Results
• Re-election of Mr J T Ralph as a director of Limited (an ordinary resolution and Joint Electorate Action)	2 393 376 722	45 856 196	Nil	Carried
• Re-election of Mr B D Romeril as a director of Limited (an ordinary resolution and Joint Electorate Action)	2 424 317 635	34 037 546	Nil	Carried
• Re-election of Mr D R Argus as a director of Limited (an ordinary resolution and Joint Electorate Action)	2 351 292 740	26 383 917	Nil	Carried

Business	Votes For	Votes Against	Votes Abstain	Results
• Re-election of Mr D A Crawford as a director of Limited (an ordinary resolution and Joint Electorate Action)	2 419 903 670	21 567 234	Nil	Carried
• Re-election of Mr C A Herkströter as a director of Limited (an ordinary resolution and Joint Electorate Action)	2 445 693 681	29 790 407	Nil	Carried
• Re-election of Mr J B Jackson as a director of Limited (a special resolution and Joint Electorate Action)	2 299 279 192	145 976 185	Nil	Carried
• Re-election of Mr D L Keys as a director of Limited (a special resolution and Joint Electorate Action)	2 372 059 740	57 905 185	Nil	Carried
• Re-election of Mr J T Ralph as a director of Plc (an ordinary resolution and Joint Electorate Action)	2 400 531 341	52 816 060	Nil	Carried
• Re-election of Mr B D Romeril as a director of Plc (an ordinary resolution and Joint Electorate Action)	2 432 788 601	34 225 980	Nil	Carried
• Re-election of Mr D R Argus as a director of Plc (an ordinary resolution and Joint Electorate Action)	2 374 206 956	13 622 501	Nil	Carried
• Re-election of Mr D A Crawford as a director of Plc (an ordinary resolution and Joint Electorate Action)	2 436 446 843	15 754 587	Nil	Carried

Business	Votes For	Votes Against	Votes Abstain	Results
• Re-election of Mr C A Herkströter as a director of Plc (an ordinary resolution and Joint Electorate Action)	2 421 130 884	54 645 895	Nil	Carried
• Re-election of Mr J B Jackson as a director of Plc (a special resolution and Joint Electorate Action)	2 271 642 597	168 965 018	Nil	Carried
• Re-election of Mr D L Keys as a director of Plc (a special resolution and Joint Electorate Action)	2 280 358 790	64 505 656	Nil	Carried
• Appointment of Auditors to Plc (an ordinary resolution and Joint Electorate Action)	2 452 745 130	38 428 047	Nil	Carried
• Adoption of new Constitution of Limited by Limited shareholders (a special resolution and Class Rights Action)	1,372,090,337	11,091,718	Nil	Carried
• Adoption of new Constitution of Limited by Plc shareholders (a special resolution and Class Rights Action)	975 187 372	116 525 907	Nil	Carried
• Adoption of new Articles of Association of Plc by Limited shareholders (a special resolution and Class Rights Action)	1,368,591,082	14,520,382	Nil	Carried
• Adoption of new Articles of Association of Plc by Plc shareholders (a special resolution and Class Rights Action)	975 802 359	131 976 202	Nil	Carried

Business	Votes For	Votes Against	Votes Abstain	Results
• General authority to allot shares in Plc (an ordinary resolution and Joint Electorate Action)	2 411 845 967	139 705 095	Nil	Carried
• Disapplication of pre-emption rights in Plc (a special resolution and Joint Electorate Action)	2 386 443 906	141 130 516	Nil	Carried
• Renewal of authority given in the Contingent Purchase Contract of Plc (a special resolution and Joint Electorate Action)	2 380 762 408	162 029 492	Nil	Carried
• Participation of Mr B P Gilbertson in Plc's share plans (an ordinary resolution and Joint Electorate Action)	2 301 591 791	221 141 902	Nil	Carried

K J Wood
Company Secretary

Final Proxy Position – BHP Billiton Limited

	Limited	Plc
• **Re-election of Mr J T Ralph as a director of Limited and Plc**		
⇒ Total number of proxy votes exercisable by all proxies validly appointed	1 399 595 826	1 361 154 502
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -		
♦ was to vote for the resolution	1 187 019 129	1 105 710 940
♦ was to vote against the resolution	11 853 147	10 918 309
♦ was to abstain on the resolution	21 088 801	20 986 800
♦ may vote at the proxy's discretion	179 634 649	223 538 453
• **Re-election of Mr B D Romeril as a director of Limited and Plc**		
⇒ Total number of proxy votes exercisable by all proxies validly appointed	1 394 603 145	1 356 020 167
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -		
♦ was to vote for the resolution	1 179 592 077	1 102 916 268
♦ was to vote against the resolution	7 186 970	5 032 504
♦ was to abstain on the resolution	27 029 720	23 877 440
♦ may vote at the proxy's discretion	180 794 378	224 193 955
• **Re-election of Mr D R Argus as a director of Limited and Plc**		
⇒ Total number of proxy votes exercisable by all proxies validly appointed	1 399 593 326	1 361 348 479
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -		
♦ was to vote for the resolution	1 191 581 632	1 110 303 746
♦ was to vote against the resolution	4 228 561	5 946 536
♦ was to abstain on the resolution	23 308 676	20 653 321
♦ may vote at the proxy's discretion	180 474 457	224 444 876

	Limited	Plc
• Re-election of Mr D A Crawford as a director of Limited and Plc		
⇒ Total number of proxy votes exercisable by all proxies validly appointed	1 399 603 145	1 361 154 419
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -		
♦ was to vote for the resolution	1 196 750 662	1 113 604 195
♦ was to vote against the resolution	2 159 339	1 966 123
♦ was to abstain on the resolution	21 097 773	22 150 021
♦ may vote at the proxy's discretion	179 595 171	223 434 080
• Re-election of Mr C A Herkströter as a director of Limited and Plc		
⇒ Total number of proxy votes exercisable by all proxies validly appointed	1 399 603 145	1 361 350 979
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -		
♦ was to vote for the resolution	1 186 794 172	1 094 900 082
♦ was to vote against the resolution	10 751 377	21 858 082
♦ was to abstain on the resolution	20 899 318	19 933 003
♦ may vote at the proxy's discretion	181 158 278	224 659 812
• Re-election of Mr J B Jackson as a director of Limited and Plc		
⇒ Total number of proxy votes exercisable by all proxies validly appointed	1 399 600 010	1 361 347 844
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -		
♦ was to vote for the resolution	1 176 485 515	1 099 404 789
♦ was to vote against the resolution	21 394 492	17 653 367
♦ was to abstain on the resolution	20 867 202	19 900 150
♦ may vote at the proxy's discretion	180 852 801	224 389 538

	Limited	Plc
• **Re-election of Mr D L Keys as a director of Limited and Plc**		
⇒ Total number of proxy votes exercisable by all proxies validly appointed	1 399 445 585	1 361 203 332
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -		
♦ was to vote for the resolution	1 187 752 773	1 106 072 158
♦ was to vote against the resolution	10 561 370	10 637 086
♦ was to abstain on the resolution	20 195 853	20 110 590
♦ may vote at the proxy's discretion	180 935 589	224 383 498

• **Appointment of Auditors to Plc**	
⇒ Total number of proxy votes exercisable by all proxies validly appointed	1 398 259 230
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -	
♦ was to vote for the resolution	1 209 649 543
♦ was to vote against the resolution	6 099 834
♦ was to abstain on the resolution	23 172 519
♦ may vote at the proxy's discretion	159 337 334

• **Adoption of a new Constitution of Limited**	
⇒ Total number of proxy votes exercisable by all proxies validly appointed	1 399 467 468
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -	
♦ was to vote for the resolution	1 211 001 468
♦ was to vote against the resolution	11 019 683
♦ was to abstain on the resolution	19 261 207
♦ may vote at the proxy's discretion	158 185 110

- Adoption of a new Articles of Association of Plc

⇒ Total number of proxy votes exercisable by all proxies validly appointed	1 399 433 768
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -	
♦ was to vote for the resolution	1 207 114 295
♦ was to vote against the resolution	14 440 581
♦ was to abstain on the resolution	19 298 098
♦ may vote at the proxy's discretion	158 580 794

- General authority to allot shares in Plc

⇒ Total number of proxy votes exercisable by all proxies validly appointed	1 397 616 555
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -	
♦ was to vote for the resolution	1 068 504 656
♦ was to vote against the resolution	137 382 757
♦ was to abstain on the resolution	32 992 477
♦ may vote at the proxy's discretion	158 736 665

- Disapplication of pre-emptive rights in Plc

⇒ Total number of proxy votes exercisable by all proxies validly appointed	1 394 650 255
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -	
♦ was to vote for the resolution	1 068 907 221
♦ was to vote against the resolution	132 958 306
♦ was to abstain on the resolution	33 324 510
♦ may vote at the proxy's discretion	159 460 218

- Renewal of authority given in the Contingent Purchase Contract of Plc

⇒ Total number of proxy votes exercisable by all proxies validly appointed	1 392 699 644
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -	
◆ was to vote for the resolution	1 081 742 941
◆ was to vote against the resolution	92 275 430
◆ was to abstain on the resolution	33 583 059
◆ may vote at the proxy's discretion	185 098 214

- Participation of Mr B P Gilbertson in Plc's share plans

⇒ Total number of proxy votes exercisable by all proxies validly appointed	1 398 707 526
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -	
◆ was to vote for the resolution	1 218 445 632
◆ was to vote against the resolution	53 896 393
◆ was to abstain on the resolution	34 434 409
◆ may vote at the proxy's discretion	91 931 092

Final Proxy Position – BHP Billiton Plc

	Limited	Plc
• Re-election of Mr J T Ralph as a director of Limited and Plc		
⇒ Total number of proxy votes exercisable by all proxies validly appointed	1 192 626 352	1 192 626 352
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -		
♦ was to vote for the resolution	799 484 217	975 086 376
♦ was to vote against the resolution	33 870 122	41 709 380
♦ was to abstain on the resolution	129 852 118	82 309 530
♦ may vote at the proxy's discretion	229 419 895	93 521 066
• Re-election of Mr B D Romeril as a director of Limited and Plc		
⇒ Total number of proxy votes exercisable by all proxies validly appointed	1 192 626 352	1 192 626 352
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -		
♦ was to vote for the resolution	831 567 368	1 009 336 652
♦ was to vote against the resolution	26 740 734	29 131 505
♦ was to abstain on the resolution	104 896 455	60 636 960
♦ may vote at the proxy's discretion	229 421 795	93 521 235
• Re-election of Mr D R Argus as a director of Limited and Plc		
⇒ Total number of proxy votes exercisable by all proxies validly appointed	1 192 628 352	1 192 626 352
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -		
♦ was to vote for the resolution	747 581 358	943 073 257
♦ was to vote against the resolution	22 094 094	7 655 445
♦ was to abstain on the resolution	194 286 104	148 374 516
♦ may vote at the proxy's discretion	228 674 795	93 523 135

	Limited	Plc
• Re-election of Mr D A Crawford as a director of Limited and Plc		
⇒ Total number of proxy votes exercisable by all proxies validly appointed	1 192 626 352	1 192 626 352
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -		
♦ was to vote for the resolution	811 258 906	1 003 124 501
♦ was to vote against the resolution	19 241 396	13 669 855
♦ was to abstain on the resolution	132 704 255	82 308 861
♦ may vote at the proxy's discretion	229 421 795	93 523 135
• Re-election of Mr C A Herkströter as a director of Limited and Plc		
⇒ Total number of proxy votes exercisable by all proxies validly appointed	1 192 626 352	1 192 626 352
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -		
♦ was to vote for the resolution	845 416 164	1 005 250 192
♦ was to vote against the resolution	18 940 684	32 707 289
♦ was to abstain on the resolution	98 851 933	61 146 560
♦ may vote at the proxy's discretion	229 417 571	93 522 311
• Re-election of Mr J B Jackson as a director of Limited and Plc		
⇒ Total number of proxy votes exercisable by all proxies validly appointed	1 192 626 352	1 192 626 352
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -		
♦ was to vote for the resolution	709 682 351	851 597 925
♦ was to vote against the resolution	124 413 582	151 163 032
♦ was to abstain on the resolution	129 109 624	96 342 260
♦ may vote at the proxy's discretion	229 420 795	93 523 135

	Limited	Plc
• Re-election of Mr D L Keys as a director of Limited and Plc		
⇒ Total number of proxy votes exercisable by all proxies validly appointed	1 192 626 352	1 192 626 352
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -		
♦ was to vote for the resolution	770,604,384	853 590 828
♦ was to vote against the resolution	47 242 568	53,783,634
♦ was to abstain on the resolution	144 912 421	191 729 079
♦ may vote at the proxy's discretion	229 866 979	93 522 811

• Appointment of Auditors to Plc

⇒ Total number of proxy votes exercisable by all proxies validly appointed	1 192 626 352
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -	
♦ was to vote for the resolution	987 166 431
♦ was to vote against the resolution	32 268 230
♦ was to abstain on the resolution	79 554 274
♦ may vote at the proxy's discretion	93 639 417

• Adoption of a new Constitution of Limited

⇒ Total number of proxy votes exercisable by all proxies validly appointed	1 192 626 352
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -	
♦ was to vote for the resolution	881 391 427
♦ was to vote against the resolution	116 526 907
♦ was to abstain on the resolution	100 978 730
♦ may vote at the proxy's discretion	93 730 268

- Adoption of a new Articles of Association of Plc

⇒ Total number of proxy votes exercisable by all proxies validly appointed	1 192 626 352
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -	
♦ was to vote for the resolution	881 982 444
♦ was to vote against the resolution	131 976 202
♦ was to abstain on the resolution	84 923 448
♦ may vote at the proxy's discretion	93 744 258

- General authority to allot shares in Plc

⇒ Total number of proxy votes exercisable by all proxies validly appointed	1 192 626 352
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -	
♦ was to vote for the resolution	1 089 270 029
♦ was to vote against the resolution	1 025 882
♦ was to abstain on the resolution	8 749 919
♦ may vote at the proxy's discretion	93 580 522

- Disapplication of pre-emptive rights in Plc

⇒ Total number of proxy votes exercisable by all proxies validly appointed	1 192 626 352
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -	
♦ was to vote for the resolution	1 062 752 382
♦ was to vote against the resolution	6 897 337
♦ was to abstain on the resolution	29 392 063
♦ may vote at the proxy's discretion	93 584 570

- Renewal of authority given in the Contingent Purchase Contract of Plc

⇒ Total number of proxy votes exercisable by all proxies validly appointed	1 192 626 352
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -	
♦ was to vote for the resolution	1 017 405 171
♦ was to vote against the resolution	69 669 803
♦ was to abstain on the resolution	11 962 504
♦ may vote at the proxy's discretion	93 588 874

- Participation of Mr B P Gilbertson in Plc's share plans

⇒ Total number of proxy votes exercisable by all proxies validly appointed	1 192 626 352
⇒ Total number of proxy votes in respect of which the appointments specified that the proxy -	
♦ was to vote for the resolution	893 865 263
♦ was to vote against the resolution	167 071 509
♦ was to abstain on the resolution	36 230 690
♦ may vote at the proxy's discretion	95 456 890